July 24, 2009
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20849-7010

Attn:	Cecilia Blye Chief Office of Global Security Risk

Re:	Liz Claiborne, Inc. Form 10-K for the Fiscal Year Ended January 3, 2009 Filed March 4, 2009 File No.: 1-10689 Response Letter dated May 27, 2009
Dear Ms. Blye:
Thank you for your letter of June 19, 2009 (“Comment Letter”) in follow-up to our response dated May 27, 2009 with respect to Liz Claiborne, Inc.’s, Annual Report on Form 10-K for the Year Ended January 3, 2009 (the “2008 10-K”). We provide in this letter for your consideration our response with respect to your comments. For your convenience, we have included the text of your comments.
1. “Please discuss the materiality of any contacts with Syria described in response to our prior comment, including the existence of a Mexx store in Syria, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria.”
The amount of products sold by our European subsidiary, MEXX Europe BV, to MAF Fashion LLC and which MAF Fashion resold into Syria, was not material. From November 2007 through November 2008, MEXX Europe sold approximately U.S. $700,000 of MEXX branded product to MAF Fashion which MAF Fashion re-sold into Syria. This would amount to less than .02% of total Company sales during 2008. MAF Fashion did not sell any MEXX branded products into Syria prior to November 2007. In addition, MAF Fashion has ceased shipping MEXX branded products into Syria, and going forward its intention is not to make further sales of MEXX products into Syria.

United States Securities and Exchange Commission
July 24, 2009

In light of the minimal of amount of products sold by MAF Fashion into Syria, the short period during which such sales occurred and MAF Fashion’s intention not to make further sales of MEXX branded products into Syria, we believe that the contacts with Syria were not material and that there should be no impact on the Company’s reputation or share value.
2. “Please describe to us the material terms of the agreement for Marwan Al Kadri to operate the store in Syria, including Mexx’s rights with respect to operation of the store to ensure quality controls, etc. Please tell us from whom Marwan Al Kadri receives the products it sells in the Mexx Syrian store, including whether they are manufactured by Mexx Europe.”
Pursuant to the agreement between MEXX Europe BV and MAF Fashion LLC, MAF Fashion is permitted to designate sub-distributors and store operators. MAF Fashion exercised this right by permitting Marwan Al Kadri to operate a store under the MEXX brand name and to re-sell non-U.S originating Mexx branded products in Syria. The terms of this arrangement were between MAF Fashions and Marwan Al Kadria, and Mexx Europe was not privy to the terms of this arrangement. Pursuant to its obligations under the agreement with MEXX Europe, MAF Fashion is charged with overseeing its sub-distributors’ operations and ensuring their compliance with MEXX standards, including with respect to quality control, applicable to all stores operating under the MEXX brand name. Under the agreement, MEXX Europe has the right to inspect stores operating under the MEXX brand name.
The products sold by Marwan Al Kadri were purchased from MAF Fashion. MAF Fashion purchases Mexx branded products from Mexx Europe. Mexx Europe arranges for the manufacture of the products from suppliers located outside the United States, with most located in Asia and Europe.
As per your request, the Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We trust that we have addressed your concerns. If you have any questions regarding our response, please contact me directly at 201-295-7833.
Sincerely,
/s/Christopher T. DiNardo
Christopher T. Di Nardo
Vice President — Deputy General Counsel
CTD/ma

cc:	William McComb Nicholas Rubino